Via Facsimile and U.S. Mail
Mail Stop 4720

September 16, 2009

Gregg Zahn
President and Chief Executive Officer
First Trinity Financial Corporation
7633 East 63rd Place, Suite 230
Tulsa, Oklahoma 74133

Re: First Trinity Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 14, 2009
File No. 000-52613

Dear Mr. Zahn:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For The Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 44

1. We have the following comments regarding your disclosure:

   a) Please revise your disclosure to separately address your evaluation of disclosure controls and procedures and management's report on internal control over financial reporting.

   b) In addition, while it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-

K. Please amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting. Please refer to Exchange Act Rules 13a-15 and 15d-15 and Item 308T(a) of Regulation S-K.

    i. Please consider whether management's failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure as appropriate.

c) In regards to your conclusions of the effectiveness of disclosure controls and procedures, please revise your disclosure to comply with the full scope of the definition of Disclosure Controls and Procedures. The full definition is as follows:

"Disclosure controls and procedures" means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."

* * * *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2008 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the cover letter to us via EDGAR under the form type label CORRESP. We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant